[CSG Letterhead]

September 16, 2009

BY EDGAR AND BY HAND

Ms. Jessica Barberich

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Credit Suisse Group AG
Form 20-F for Fiscal Year Ended December 31, 2008
Filed March 24, 2009
File No. 001-15244

Dear Ms. Barberich:

Credit Suisse Group AG (“Credit Suisse” or the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 1, 2009 setting out additional comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Annual Report”), filed with the Commission on March 24, 2009, and comments on the Group’s quarterly report on Form 6-K for the quarter ended June 30, 2009 (the “2Q09 Financial Report”).  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Except when expressly noted otherwise, the Group intends to include in its annual report filed with the Commission on Form 20-F for the fiscal year ended December 31, 2009 the revisions requested by the Staff in its comment letter.

Form 20-F for the year ended December 31, 2008

Note 30 — Derivatives and hedging activities

1.              We note your response to comment 5.  Please advise us of your basis for not recognizing credit adjustments for corporate counterparties with credit ratings of AA and higher and for sovereign governments and financial institutions, including Credit Suisse, with credit ratings of BB+ and higher.  In addition, please quantify the financial statement impact for 2008, assuming you had incorporated both your own credit risk as well as risk related to all counterparties, regardless of credit rating, into the valuation of your credit derivatives.

Response to Comment 1:

Our basis for not recognizing credit adjustments in the valuation of credit derivatives with corporate counterparties with credit ratings of AA and higher and sovereign governments and financial institutions with credit ratings of BB+ and higher is that we did not see credit adjustments being reflected in the pricing of these credit derivatives when dealing with clients and other market place participants through December 31, 2008.  FAS 157 defines fair value as the price a market place participant would pay for an asset or require payment to transfer a liability.  Since our price observations did not reflect credit adjustments for these counterparties, we did not believe it appropriate to make credit adjustments in determining the fair value of these credit derivatives.

However, to comply with your request, we have calculated a hypothetical impact from applying our methodology employed in 2Q09 to the population of credit derivatives that existed in 2008.  If we had recognized credit adjustments for credit derivatives with corporate counterparties with credit ratings of AA and higher and for sovereign governments and financial institutions, including Credit Suisse, with credit ratings of BB+ and higher during 2008, we estimate the amount would have been less than CHF 70 million, before taxes, and would have been immaterial to our financial statements.

2.              We note your response to comment 6.  Please include this disclosure regarding the breakdown of your credit derivatives between Level 2 and Level 3 of the fair value hierarchy in future filings.

Response to Comment 2:

We will provide a breakdown of credit derivatives between Level 2 and Level 3 of the fair value hierarchy in future filings.

Note 32 — Transfers of financial assets and variable interest entities

Securitizations

3.              We note your response to comment 7.  We also note that during the six months ended June 30, 2009 you repurchased an additional CHF 973 million of CDO related assets.  Please tell us the nature of these repurchases and advise us if your outlook has changed regarding the probability of future potential repurchases of your financial assets.  As it appears that there is at least a reasonable possibility of additional repurchase obligations being put to you, please quantify an estimate of the range of this potential obligation in future filings, or state that such an estimate cannot be made.

Response to Comment 3:

In the first six months of 2009, we entered into 19 repurchase transactions of CDO-related assets.  Of these, 14 transactions, totaling CHF 628 million, were initiated by clients, and we had no obligation to purchase these CDO-related assets. We made a business decision to purchase these assets as investments and to address client needs in a time of significant market dislocation in CDO-related assets.  The other five transactions, totaling CHF 345 million, while subject to potential future repurchase obligations, were purchased in the open market as part of our efforts to collapse the structures and transfer the underlying assets as part of our plans to exit the CDO business.  As of June 30, 2009, we had estimated and recognized an obligation for probable future repurchases of approximately CHF 36 million for assets sold to CDO entities, which reflects our current outlook.

As noted in comment seven, unlike the CDOs, the repurchase and put obligations on RMBS and CMBS products are either insignificant or not probable. We did not repurchase any residential mortgage or commercial mortgage assets previously transferred during the six months ended June 30, 2009, and our outlook has not changed regarding the probability of future potential repurchases.

Note 33 — Financial Instruments

Fair value of financial instruments

4.              We note your response to comment 9 and your disclosure in your Core Results — Fair Valuations section of your 2Q09 financial report included in your Form 6-K filed August 6, 2009.  You disclose that “transfers to level 2 also continued during the second quarter as observability in credit markets increased.”  In future filings please also consider expanding your disclosure further by discussing the specific significant inputs that became unobservable or observable for transfers into and out of Level 3, respectively, when applicable.

Response to Comment 4:

We will consider expanding in future filings our disclosure by discussing the specific significant inputs that became unobservable or observable for transfers into and out of Level 3, respectively, when applicable.

5.              We note your response to comment 10 and your revised presentation in Note 24 of your 2Q09 financial report included in your Form 6-K filed August 6, 2009.  Please explain why you believe that this presentation is consistent with the detail level required by paragraph 20(b) of FSP FAS 157-4.  If applicable, please provide us with a copy of your proposed future disclosure.

Response to Comment 5:

In our 2Q09 Financial Report, we expanded our disclosure of major categories of financial assets to distinguish among debt, equity, derivatives and other, as applicable, for securities received as collateral, trading assets and other investments.  We also noted qualitatively that debt in these categories included “primarily foreign government, corporate debt and RMBS.” We further expanded our disclosure of major categories of financial assets for investment securities to distinguish between equity and debt (with further distinction of debt instruments by Swiss government, foreign government, corporates and other).  We believe that these expanded disclosures are materially consistent with FSP FAS 157-4.  Since FSP FAS 157-4 was finalized, we have been actively making systems changes to enable us to include further disaggregation of the categories of debt and equity as follows in future filings:

Equity Instruments

Public Utilities

Banks, trusts and insurance companies

Industry and other

Debt Instruments

Issued by Swiss Federal, cantonal or local governments

Issued by foreign governments

Corporate debt

Residential Mortgage-Backed Securities

Commercial Mortgage-Backed Securities

Collateralized Debt Obligations

Other

Form 6-K filed August 6, 2009

Exhibit 99

Note 23 — Transfers of financial assets and variable interest entities

6.              We note that you lent Alpine USD 8 billion in Q209.  We also note that you do not consolidate Alpine since you were not deemed to be the primary beneficiary.  Please tell us if you considered your loan to Alpine to be a reconsideration event under paragraph 15 of FIN 46(R), and if so, the effect that it had on your primary beneficiary analysis.

Response to Comment 6:

We did not consider our loans to Alpine to be a reconsideration event under paragraph 15 of FIN 46(R).  This is based on the fact that Alpine is, by design, a cash flow entity that passes the credit risk of its assets to its debt and equity holders.  The loans to Alpine did not change its design and do not introduce credit risk into Alpine.  We considered the loans the equivalent to a prefunding of the previously existing commitments under liquidity facilities between the Group and Alpine.  Despite this conclusion, we did perform an expected loss analysis concurrently with the granting of the loans on April 2, 2009.  This analysis indicated the Group would absorb 36% of the variability of expected loss.  We also performed an expected loss analysis as of June 30, 2009, which indicated that the Group would absorb 23% of the variability of expected loss.  The main reason for this decrease in expected loss variability attributable to the Group from April 2, 2009 was a change in the assets within Alpine.  As both of these analyses indicated that the Group would absorb less than a majority of the variability of expected losses, we concluded that the Group was not the primary beneficiary of Alpine.

*              *              *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP AG

/S/ RENATO FASSBIND

Renato Fassbind
Member of the Executive Board
Chief Financial Officer

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group AG

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group AG

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP